Exhibit 12.1

Dominion Gas Holdings LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Three Months Ended March 31,	Twelve Months Ended March 31,	Years Ended December, 31
	2014	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income from continuing operations before income taxes	$267	$794	$762	$747	$549	$1,601	$488
Distributed income from unconsolidated investees, less equity in earnings	(2)	1	(2)	2	2	(4)	11
Fixed charges included in income	9	41	43	65	64	76	76

Total earnings, as defined	$274	$836	$803	$814	$615	$1,673	$575

Fixed charges, as defined:
Interest charges	$6	$28	$30	$51	$51	$65	$66
Rental interest factor	3	13	13	14	13	11	10

Total fixed charges, as defined	$9	$41	$43	$65	$64	$76	$76

Ratio of Earnings to Fixed Charges	30.44	20.39	18.67	12.52	9.61	22.01	7.57